Teva and Nuvelution Pharma Partner to Accelerate Development of AUSTEDO® (deutetrabenazine)
Tablets for Use in Tourette Syndrome in the United States

Jerusalem and San Francisco, CA, September 19, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Nuvelution Pharma, Inc. today announced their partnership to develop AUSTEDO® (deutetrabenazine) tablets for the treatment of tics associated with Tourette syndrome (TS) in pediatric patients in the United States. This partnership will accelerate development of Austedo® in TS, hopefully bringing a much needed new treatment option to affected young patients more quickly.

This novel agreement provides a creative risk-sharing funding framework for progressing a promising pipeline opportunity into an approved product, with a success-based investment return for Nuvelution. Under the terms of the agreement, Nuvelution will fund and manage clinical development, driving all operational aspects of the Phase III program, which is expected to commence later this year. Teva will lead the regulatory process and be responsible for commercialization. Upon FDA approval of AUSTEDO® in TS, Teva will pay Nuvelution a pre-agreed return on its invested capital.

“More than 130,000 children with Tourette syndrome in the US endure significant distress, stigmatization and isolation due to their motor and phonetic tics” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “Nuvelution is the ideal partner to help us realize the potential of this medication in Tourette syndrome and to help bring it to patients as quickly as possible.”

“Following the successful development programs for AUSTEDO® in chorea associated with HD and Tardive Dyskinesia, we believe this partnership represents a win, win, win scenario for patients, Teva and Nuvelution, and our investors Clarus and Novo Holdings A/S,” said Sandy Zweifach, President and CEO of Nuvelution Pharma. Inc. “We are confident, and ready, to rapidly move this program through Phase III, focused on delivering a successful development conclusion.”

About Tourette Syndrome
Tourette syndrome (TS) is a neurological disorder characterized by repetitive, stereotyped, involuntary movements and vocalizations called tics. The early symptoms of TS are typically noticed first in childhood, with the average onset between the ages of 3 and 9 years. Although TS can be a chronic condition with symptoms lasting a lifetime, most people with the condition experience their worst tic symptoms in their early teens, with improvement occurring in the late teens and continuing into adulthood.

About AUSTEDO®

AUSTEDO® is a vesicular monoamine transporter 2 (VMAT2) inhibitor approved by the U.S. Food and Drug Administration for the treatment of tardive dyskinesia in adults and for the treatment of chorea associated with Huntington’s disease.

Important Safety Information

AUSTEDO® can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease. Anyone considering the use of AUSTEDO® must balance the risks of depression and suicidality with the clinical need for treatment of chorea. AUSTEDO® is contraindicated in patients with Huntington’s disease who are suicidal, or have untreated or inadequately treated depression.

AUSTEDO® is also contraindicated in: patients with hepatic impairment; patients taking reserpine or within 20 days of discontinuing reserpine; patients taking monoamine oxidase inhibitors (MAOIs), or within 14 days of discontinuing MAOI therapy; and patients taking tetrabenazine (Xenazine) or valbenazine (Ingrezza).

AUSTEDO® may cause a worsening in mood, cognition, rigidity, and functional capacity in patients with Huntington’s disease. Tetrabenazine (a closely related VMAT2 inhibitor) causes an increase in the corrected QT (QTc) interval. A clinically relevant QT prolongation may occur in some patients treated with AUSTEDO® who are CYP2D6 poor metabolizers or are co-administered a strong CYP2D6 inhibitor or other drugs that are known to prolong QTc. Neuroleptic Malignant Syndrome has been observed in patients receiving tetrabenazine. AUSTEDO® may increase the risk of akathisia, agitation, and restlessness. AUSTEDO® may cause parkinsonism in patients with Huntington’s disease. Sedation is a common dose-limiting adverse reaction of AUSTEDO®.

The most common adverse reactions (4% of AUSTEDO®-treated patients and greater than placebo) in controlled clinical studies of patients with tardive dyskinesia were nasopharyngitis and insomnia. The most common adverse reactions (>8% of AUSTEDO®-treated patients and greater than placebo) in a controlled clinical study of patients with chorea associated with Huntington’s disease were somnolence, diarrhea, dry mouth, and fatigue.

Please click here for U.S. Full Prescribing Information, including Boxed Warning: austedo.com/hcp/pi.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

About Nuvelution Pharma
Nuvelution leverages its extensive knowledge, experience and relationships in the Pharma and Biotech industries to deploy capital in risk-sharing collaborations with companies where product development can be facilitated by both capital and human resources with the goal of making this model an essential tool for pharma and biotech companies to bring products to the market. For more information, please visit www.nvtpharma.com.

Teva’s Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the collaborative development agreement of AUSTEDO® (deutetrabenazine) Tablets for use in Tourette Syndrome, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the potential that the expected benefits and opportunities related to the collaboration may not be realized or may take longer to realize than expected;

challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

##